Exhibit 3.24

Commonwealth of Virginia

STATE CORPORATION COMMISSION

Richmond, September 15, 2003

This is to certify that the certificate of incorporation of

M&H Plastics, Inc.

was this day issued and admitted to record in this office and that the said corporation is authorized to transact its business subject to all Virginia laws applicable to the corporation and its business. Effective date: September 15, 2003

State Corporation Commission
Attest:

Joel H. Peck
Clerk of the Commission

CIS0436